

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-4628

August 18, 2009

<u>Via U.S. Mail and Facsimile</u>

Michael Hill
Gemini Explorations, Inc.
Chief Executive Officer
Suite 103, #240-11th Avenue SW
Calgary, Alberta T2R 0C3

      Re: **Gemini Explorations, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed July 8, 2009
              File No. 0-52399

Dear Mr. Hill:

      We have completed our review of your Preliminary Proxy Statement and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Anne Nguyen Parker
                             Branch Chief